UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, March 31, 2016

CHIEF EXECUTIVE OFFICER APPOINTMENT FOR AVIANCA HOLDINGS S.A. AND AEROVIAS DEL CONTINENTE AMERICANO S.A. AVIANCA

The Board of Directors of Avianca Holdings S.A. and Aerovias del Continente Americano S.A. Avianca appointed Mr. Hernán Rincón Lema as Chief Executive Officer for both companies.

The Chief Executive Officer will officially assume control of his position on Monday, April 4th.

German Efromovich, Chairman of the Board of Directors of Avianca Holdings S.A. and Aerovias del Continente Americano S.A. Avianca, announced the appointment of Hernán Rincón Lema as the new Chief Executive Officer (CEO) of Avianca Holdings S.A. and Avianca S.A.

Mr. Rincón, who was previously CEO of Microsoft Latin America, will replace Alvaro Jaramillo Buitrago, who was appointed interim CEO after Fabio Ramirez Villegas stepped down as Chief Executive Officer.

German Efromovich, expressed: “appointing Hernán Rincón Lema as the head of Avianca Holdings S.A. and Avianca S.A. coincides with the beginning of a new era in which the strengthening of the organization is crucial to cope with the changes of the environment. The latter, however, requires a rigorous adjustment of strategy in order to maintain Avianca’s high quality of service and business competitiveness, after almost 100 years of continuous service to travelers in Colombia, Latin America and the world. A challenge that, I’m sure, Mr. Rincón will know how to overcome supported by the talent, vision, creativity and leadership that have characterized him throughout his successful career.”

Hernán Rincón Lema, the newly appointed CEO, stated: “I feel deeply honored to assume a leading role in an organization whose mission includes maintaining and expanding Latin America’s connectivity to the world, generating development, employment and quality of life for thousands of men and women who in one way or another are part of Avianca Holdings, its subsidiaries and its large network of suppliers and commercial partners. With the energy these new challenges demand and the support of the more than twenty one thousand employees that are part of this organization I will work relentlessly to generate long term value for our clients, commercial partners and investors prioritizing operational efficiency and superior service as the only way to maintain the favor and loyalty of thousands of travelers that on a daily basis choose Avianca to fly to America and the World.”

About Avianca Holdings S.A. New Chief Executive Officer

Hernán Rincón Lema, Avianca Holdings’ new CEO, has had a remarkable executive trajectory in prestigious companies in the technology and telecommunications industries such as Microsoft, Ferag Americas, Cocelco and Grupo Unysis. Mr. Rincón holds a Bachelor of Arts degree in Mathematics and Computer Science from the State University of New York and a Master of Science degree in Industrial Engineering from the Universidad de los Andes, in Colombia. Mr. Rincon also holds a Masters degree from Harvard’s John F. Kennedy School of Government, where he was a member of the prestigious Edward S. Mason Fellowship.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. - Avianca, Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. - LACSA, incorporated in Costa Rica, Transamérican Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A. - SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V. - ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs